# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SI-BONE, Inc., CIK 0001459839
CUSIP: 825704109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 471 EL CAMINO REAL, SUITE 101, Santa Clara, California (CA), 95050
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000947871-25-000544
Filed by CIK 0001157524

## Reporting persons
- OrbiMed Capital LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,184,200; shared voting power 0; sole dispositive power 2,184,200; shared dispositive power 0; aggregate amount beneficially owned 2,184,200 (5.1% of the class)
- OrbiMed Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 394,779; sole dispositive power 0; shared dispositive power 394,779; aggregate amount beneficially owned 394,779 (0.9% of the class)

## Item 1. Issuer
Name of issuer: SI-BONE, Inc.
Address of issuer's principal executive offices: 471 El Camino Real Suite 101 Santa Clara, CA 95050

## Item 2. Person Filing
Name of person filing:
OrbiMed Capital LLC
OrbiMed Advisors LLC
Address of principal business office or, if none, residence: 601 Lexington Avenue, 54th Floor New York, NY 10022
Citizenship: Please refer to Item 4 on each cover sheet for each filing person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
OrbiMed Advisors LLC: 394,779
OrbiMed Capital LLC: 2,184,200
Percent of class:
OrbiMed Advisors LLC: 0.9%
OrbiMed Capital LLC: 5.1%
Sole power to vote or to direct the vote:
OrbiMed Advisors LLC: 0
OrbiMed Capital LLC: 2,184,200
Shared power to vote or to direct the vote:
OrbiMed Advisors LLC: 394,779
OrbiMed Capital LLC: 0
Sole power to dispose or to direct the disposition:
OrbiMed Advisors LLC: 0
OrbiMed Capital LLC: 2,184,200
Shared power to dispose or to direct the disposition:
OrbiMed Advisors LLC: 394,779
OrbiMed Capital LLC: 0.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Reporting Persons hold 6.0% of the shares of Common Stock in the aggregate on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities. OrbiMed Advisors LLC and OrbiMed Capital LLC exercise investment and voting power over the shares of Common Stock through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- OrbiMed Capital LLC: /s/ Carl L. Gordon, Carl L. Gordon / Member (08/14/2025)
- OrbiMed Advisors LLC: /s/ Carl L. Gordon, Carl L. Gordon / Member (08/14/2025)